UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

CHANGE TO DIRECTORS

Effective December 10, 2010, Christopher Fiegen resigned from the Company’s board of directors to devote his time to his other responsibilities. Mr. Fiegen was originally appointed to the board in 2006 by Equity International in connection with their investment in the Company. The Company is appreciative of the counsel provided by Mr. Fiegen for the past years in his role as a director.

Independently, at its meeting on December 10, 2010, the board of director elected Ms. Yinfei Hao to serve as a director. Ms. Hao is the Company’s Executive Vice President of Administration. She has broad connections in the real estate industry and has more than 38 years of working experience including the last 28 years in government services. Ms. Hao holds a master’s degree in economics law, an MBA and a PhD of Management Science and Engineering. She has also received an Independent Director Certificate from the China Securities Regulatory Commission and National Accounting Institute.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: December 15, 2010

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